Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)

Below is a transcript of a meeting of employees of RRI Energy, Inc. which was held on April 13, 2010 at 11:00 a.m. CDT.

Mark Jacobs - RRI Energy — President & CEO
     All right, good morning, everyone. Good afternoon. Thank you for joining us here for those here in Houston and thank you to those joining on the webcast. I hope it’s okay. I took my jacket off and I asked Laurie Fickman, who is in our communications group, if that was okay. And she said — do you sweat much? And I said I hope not, but I thought oh, I did wear a blue shirt. So hopefully, these lights won’t be too warm up here.
But I wanted to thank everybody for joining us here today. This is a very exciting time for us here at RRI Energy and I want to provide you some perspective and context on the announcement that we made on Sunday and then, I want to open up the floor to a question-and-answer session.
As you know, we announced on Sunday that we’re going to — we’ve entered into a definitive agreement to merge with Mirant Corporation. And I wanted to start the conversation today by giving a little bit of background on who is Mirant. And very interesting, they’re a company that’s very similar to RRI Energy. We’re of similar size. They have a mix of generation assets that looks very similar to ours.
From a capacity standpoint, they’re about 70% coal and — I’m sorry — gas and oil fired and about 30% coal fired from a capacity standpoint. If you looked at that from a generation standpoint, you’d find most of their generation comes from their coal plants, so very similar to RRI.
They are located in PJM, New York, New England, and California, so very good geographic fit with RRI Energy. Mirant has about 10,000 megawatts of capacity and again, for reference, we’ve got a little over 14,000 megawatts of capacity. They’re headquartered in Atlanta and have about 1,400 employees.
Market capitalization, which is if you take the stock price that their shares trade at times the number of shares, so in effect how much is the market saying that company’s worth — about $1.7 billion. And importantly — and I’m going to come back to this one later in the discussion — they have just under $2 billion of cash, and so, that’s a very strong position financially to be in.
Let me next cover the terms of the transaction and give you some perspective on that and I wanted to start from the most important takeaway from this slide is that this transaction is a true merger of equals. We are not buying Mirant, nor is Mirant buying RRI. You’ve got to think about this just like a marriage. We are going into this as equal partners in a partnership. And so, the transaction terms we have here reflect the fact that this is a true merger of equals, starting with the name.
As we thought about this in the discussions, we concluded it didn’t make sense to take either one of our existing company names, that what was most appropriate would be to come up with a new name for a new company signaling a new beginning. And so, we came up with the name GenOn Energy and one of the questions I’ve gotten from folks since we’ve made this announcement is how did you come up with that name?
And it really is quite simple. We’re in the generation business and GenOn means we have generation that we want to have on, we’re available to be on, that’s reliable. And until we are, we’re a generation company and we want our assets to be on and always moving forward.
The consideration here — and again, this gets into some of the technical aspects. But what’s going to happen is if you are a shareholder of RRI Energy, nothing is going to happen; you’re going to continue to own one share for each share you have. If you own Mirant’s stock, you’re going to get 2.835 shares of RRI stock for each share of Mirant stock you have. So effectively, our company is going to be putting out or issuing a lot of new shares to Mirant shareholders, and as a result of that, then Mirant will become a wholly owned subsidiary of the existing RRI Energy.
Now, RRI Energy is going to change its name then to GenOn Energy, but the same parent company we have today is going to be the same parent company we’ll have going forward. After we put out that stock, Mirant shareholders are going to have 54% of the combined company’s stock and our shareholders are going to have 46%. And that reflects the fact that when you look at the market capitalizations of the two companies today, they’re slightly larger than we are. So, they have a little bit higher — a little bit more than 50% of the ownership percentage.

The Board of Directors — and again, keeping with the spirit this is a true merger of equals, is going to be our five directors that we have today plus five directors from the Mirant side of the equation. So, we’ll have a Board comprised of 10 people with half coming from RRI, half coming from Mirant Corporation. And I’ll come back to the leadership structure here more in a minute, but Ed Muller, who’s the Chairman and CEO of Mirant is going to be the Chairman and CEO of GenOn. I’ll be the President and COO of GenOn Energy, and then I’m to succeed Ed in 2013 when he retires.
The headquarters are going to be in Houston and we’re going to also — and again, this is one thing we had a lot of discussion and debate, and I’d say there were merits to both Houston and Atlanta in terms of corporate headquarters. At the end of the day, we felt like the best thing for GenOn Energy was to be headquartered in Houston. We are going to retain some portion of commercial operations present in Atlanta with support personnel where they’re based today.
And then, we expect the transaction to close. I think it’s very important that the announcement that we made Sunday isn’t the closing of the transaction. We’ve announced that we are going to go through this, but there are a number of steps that I’ll take you through in a few minutes that we got to go through to get the transaction closed. But we expect that to happen by the end of the year.
Okay, I wanted to now turn and give you a little perspective on why this transaction makes sense. And I always think it’s helpful to start these conversations coming back to our vision and our vision is to be the best-performing, best positioned generator of electricity in competitive markets. And we’ve talked about yet our size and scale. One of the things that we need to do to achieve that vision is to find ways to get bigger and to get more scale. And so, I will tell you that from my standpoint, this transaction is right squarely aimed at our vision statement of how we help achieve that aspiration.
As we’ve thought about, we’ve considered a number of potential transactions, but I would say a couple of things that really jumped out about Mirant. Number one, it’s a very good cultural and operational fit and I’ve had the opportunity to get to know the leaders of all of our peer companies in the merchant power space. And I will tell you Ed Muller and I think about the business very similarly from a strategic — just philosophies we bring to the business and I don’t think there are any two other companies that I would look at that think about the business more similarly strategically.
Again, this transaction’s going to bring us a lot more scale and diversity, and I’m going to show you a few more slides here in a minute on that point. I think importantly, Mirant has a commitment to operational excellence and that’s one of the things I’ve talked a lot about recently is efficiency, effectiveness, and how building a differentiated operating platform is really a very important component of how we’ll reach our vision statement.
One of the big financial drivers in the transaction is substantial cost savings. So, we have a number of power plants, Mirant has a number of power plants that we each operate. There’s a number of support functions, corporate support functions, G&A costs that are associated with managing a fleet of power plants. And by putting those two fleets together, there’s significant economies in scale in order to do that.
Now, the other side of that equation is — in many instances, we’re talking about people and we’re talking about jobs. And there is no question that this transaction is going to mean that there’s going to be between the combined companies — some people are going to not have jobs going forward.
That’s a very, very difficult thing to do. That’s something — probably the thing I like least about my job is having to make those types of decisions. But I’d say this, it’s the right thing for our company, and it’s the right thing for our shareholders to do things that are going to add value, and we’re going to treat all of the people here that are impacted fairly and with respect.
Stronger balance sheet and ample liquidity — you all know how hard we have worked as a company to build financial flexibility and we’re in a very strong position today that I don’t have a crystal ball to know how long the industry downturn might last. But if it lasts for several years, we’re in a very good position with over $1 billion in cash and the hedging program that we put in place to assure that we’re going to continue to bring in more cash to the Company than goes out of the Company. So, we’re in a great position.
As we thought about potential partners, one of the things that jumped out is Mirant has a very similar position and a similar philosophy. And again, this is in an industry that many of you know where there’s a lot of companies that have too much debt that are really struggling for survival.
And so, one of the strong benefits here of this transaction is putting together two companies that are financially strong today and the resulting company is going to be even stronger. The combined company will have as of December 31, 2009, just under $3 billion of cash. It’s going to have very manageable debt levels. It’s going to have ample levels of liquidity and it’ll be — the Company will be very well positioned for us to manage through the various industry cycles.
And I think very importantly, too, there’s no question that we’ve had a lot of challenges. Commodity prices have been challenging. Gas-coal spreads have gotten compressed, market fundamentals with the economic recession we’ve seen. Power demand has come up. All of those things have had an impact on the earnings that we’ve seen in our business.
And one of the things that when you think about Mirant, they have a very similar portfolio to ours. So as a combined company, we’re going to really continue to have that opportunity to benefit when market conditions improve. And so, one of the ways I think about this — we still have the same fundamental business position. But we’re going to have the opportunity to execute that business position from a platform that is much more efficient than what we have today.
Okay, I wanted to give you a little bit of a picture for the new GenOn, what this would look like, and again, we’ve shown a couple different looks of how our capacity breaks out by region, by fuel type, and generation. And I think one of the things that really jumps out to me of this chart is the — how we really fit hand in glove from a geographic overlay standpoint.
So, take California. Our fleet of assets is in Southern California. Mirant has a strong presence in California, but it’s in Northern California. So now, we’re going to have the combined company — we’ll have top-to-bottom coverage in the California market. Similarly, in PJM, we have a strong presence in PJM West and a presence in PJM East. Mirant’s assets in PJM are concentrated in PJM East, primarily in Maryland. So, we’re going to have much better coverage and geographic diversity in PJM, which is the largest competitive power market in the country.
And again, from a pro forma generation standpoint, again, we’re going to have about 30% of our generation capacity that’ll be coal. Importantly, one of the things that Mirant has just completed on their three large coal plants, they’ve just completed a $1.7 billion installations of scrubbers. So, all those plants are scrubbed, very well positioned for the long haul and as many of you know, we have with the Keystone and Cheswick scrubber programs, we’re going to have about half of our coal fleet that has environmental controls on it.
So, we have another group of plants that we’re going to have to be making some decisions over the next couple years about whether to add scrubbers or not. But one of the benefits from my standpoint of this transaction, this is going to really jump us ahead in terms of where we’re positioned from an environmental control standpoint. And you can see on the pie chart on the far right from a generation standpoint that most of the generation volume here is going to come from the coal fleet.
Okay, I wanted to also give you some perspective of where this is going to — where GenOn will slide in, in terms of the overall industry. And I think this is a very important chart and what this lists is the number of megawatts of merchant generation capacity in the United States. And today, you can see that RRI Energy is number seven or eight and Mirant is about number 10. The combination of the two of us is going to make us the second largest merchant generator by megawatts in the country, so a big step forward for us here in terms of where we fit from a scale standpoint.
I will tell you, from my perspective, this is still very much a fragmented industry and I certainly don’t look at getting to just under 25,000 megawatts as an end game. But it’s an important next step for us to get — that’s going to put us in good position going forward.
Okay, I wanted to come back to the leadership team. Here, we have identified the executive leadership team of the combined company. As I’ve mentioned, Ed Muller is going to be the Chairman and CEO of the combined company and I’ll be President and Chief Operating Officer. Bill Holden, who comes from the Mirant side, is going to be our Chief Financial Officer. Our own Mike Jines is going to be the General Counsel of the combined company.
Anne Cleary is going to — from Mirant — is going to manage asset management. Now, that’s a role — I’m going to pause on that one for a second because that’s not a function, if you will, that we have in our organization today. It is a function that really sits between commercial operations, plant operations, and manages a lot of the permitting activities. But this is a group of people that are on the ground that live in the regions where the plants are located but will manage permitting issues and local relations with stakeholders here.
So, we do this today, but we do this in a number of different functions and what Anne will do will be pull together a number of those things that we do in different groups and again, under the asset management banner.
And then, Robert Gaudette — Robert goes by Zeke. You’ll all get to know Zeke very well. Zeke is going to run the commercial operation side. Again, he hails from the Mirant side of the equation. And then, Dave Freysinger here will manage plant operations. The rest of the leadership team has not been identified at this point and that’s one of the first things that we’ll be working on from an integration standpoint is to identify the leadership levels below these folks.
I would also highlight that the organizational structure that we’re going to use in GenOn is going to look very similar to the current Mirant organizational structure. So, I’d say for the most part we’re organized similarly as a company in a functional basis. But some of where different functions report up are a little bit different than how we have it. So for instance, in the Human Resources Group, Karen reports directly to me today. In the Mirant organizational structure, HR reports in through the Chief Financial Officer.
We have similarities where IT reports into the CFO at the Mirant organization, as we do today. But some of the things are going to be — boxes are going to — or lines on the org chart are going to be a little bit different than what we’ve historically had.
Okay, I wanted to before I open it up to questions talk about next steps. Here and again, as I mentioned, most important point here is that the merger is not closed. This is an announcement of that. We do expect that to happen later this year. There’s some regulatory approvals that we’ll need to get, including from the FERC and from the Justice Department as well as New York State. We’ll also have to get the approval of our respective groups of shareholders and I would expect that that’s going to happen sometime in the second half of this year.
We have established an integration team to help us figure out how we put our two companies together. That team is going to be co-led by myself and Bill Holden, and the other members of that integration team are going to include the individuals I showed on the previous chart, except for Ed. So, it’ll be the six of us, three from RRI and three from Mirant that’ll be on that team. And invariably, as we work through that process, there’s going to be a lot of other folks that we’ll bring in here.
But I would say, very importantly, the goal and perspective that I have, that Ed has, is as we put our two companies together, the objective is to take the best operating practice from each company and make that the basis for what we use in GenOn. And I would tell you, in the time I’ve spent with Ed and as I’ve gotten to know the Mirant organization, there are clearly things I think that Mirant does where they’re more skilled than RRI and there are areas that RRI I think is clearly superior.
And so, our challenge as we figure out how to bring these two companies together is how do we take the best practices from each of those companies so that we put GenOn in a position of being the strongest possible company it can out of the gate.
We’re going to keep you — I’m going to keep you informed as we go through this. Our goal here — and I do recognize, as I said, for everybody here, except the individuals whose name was on that chart, there’s uncertainty, what happens to me. What I’ll tell you is I’m committed to work through the integration as quickly as we can and our goal is within 60 days to be able to be in a position to let everybody in the Company know kind of how their role is going to be impacted by the merger for GenOn. And again, that will be well in advance of when the transaction is expected to close.
Importantly, before the transaction closes, for virtually everything we do, it’s going to be business as usual. So, we’ve — I’ve sent out a note on our priorities for 2010 a couple weeks ago. Those are our priorities. We need to keep working on those and what we need to do as a company is to just focus on the things that we can control; again, continuing to operate our company as effectively and successfully as we can.
And again, I think that’s — I really want to emphasize is that I appreciate that these announcements like this can create a lot of distraction. But again, this is going to be incumbent on all of us to make sure we really keep our eyes on the ball and continue to do our day-to-day jobs in the high-quality manner that we have been.
So bottom line, again, this is going to create a company that is stronger. I think it is a great step forward for our organization here. And I was walking over here to the hotel with a couple of colleagues here and one of the comments I made was that since I’ve been at Reliant, RRI since 2002, we’ve gone through a whole lot. But we’ve largely made defensive moves; we’ve sold assets because we had to pay down debt, we’ve settled litigation because we were embroiled in the California mess.
And I think what’s really exciting about this to me, this is the first really big offensive move since 2002. And again, it’s one I think that’s going to really provide a jump start for us. It puts us in an entirely different league I believe in terms of a merchant generator. It’s going to give us a lot of additional opportunities as we go forward.
So with that, I’m going to stop here. We’re going to open the floor to questions. I would ask — we do have a couple folks stationed around the floor with microphones. If you have a question, if you could please raise your hand, wait until you get a microphone so that those that have joined us on the webcast will be able to hear as well.

     Q U E S T I O N     A N D     A N S W E R

Unidentified Audience Member
     Mark, I was curious. We seem to have 50% more generation capacity and yet, as you’ve explained, they seem to have more market value. Could you take a shot at why the market doesn’t see any value in the fact that — in our additional generation over theirs in comparison?

Mark Jacobs - RRI Energy — President & CEO
     Yes, great question. So, we’re bringing a little over 14,000 megawatts to the combined company, Mirant is bringing about 10,000 megawatts. So, the question is why would they end up with a higher ownership percentage? And really, it gets to the value of all megawatts is not created equal and at the end of the day, I’d say those coal assets they have in Eastern PJM — as most of you know, power prices in Eastern PJM are significantly higher than West PJM.
And what that really means is those assets are able to earn more dollars because of where they’re geographically located. They’ve installed again $1 billion, $1.7 billion to invest in scrubbers. And so, when you look at this, you really can’t look at that generation number and say we’ve got to treat each megawatt as the same value because they’re clearly not. A megawatt of scrubbed coal capacity on the Eastern Seaboard is much more valuable than a peaking gas asset.
And so, at the end of the day, I think the market does a pretty good job of digesting all of that information and it assigns a value to each one of us based off of expectations at the time being. And if you look at that ratio of how our stocks are traded, it’s bounced around, but I would say the exchange ratio that we agreed on is kind of right in the center of the fairway from how our two stocks have traded historically.

Unidentified Audience Member
     Can you tell us how many legal entities approximately Mirant has and can you tell us if they have any foreign operations?

Mark Jacobs - RRI Energy — President & CEO
     Okay. On how many legal entities, I don’t have a clue to be honest with you. Mirant does not have any foreign operations. Now, many of you may remember that — it’s actually an interesting story if you go back to the history of Mirant. I should’ve covered that in the prepared comments. One of the things that is very interesting about our two companies, we have very similar pathways that we’ve walked. So, Mirant was originally formed of Southern Energy. It was a wholly owned subsidiary, the Southern Company, the big regulated utility in Atlanta, Georgia. They IPOed their company in September of 2000.
We were formed as part of HL&P, another southern utility. We IPOed about nine months later than they did. Both companies went on aggressive sprees of buying assets, including foreign assets. The market fell out of bed. Again, Mirant has gone through a period of downsizing, selling assets. They did a tour through bankruptcy. Here is one of the ways to help restructure the debt levels they have.
But they — when they came out of bankruptcy, they did have some assets in the Philippines and in the Caribbean and they have subsequently sold those. So, they are a 100% US company today. Again, we used to have operations in the Netherlands that we’ve sold. So, we are a 100% US company. And I will tell you, both Ed and I are strongly at a view that we’re going to remain for the time being a 100% US-based company.

Unidentified Audience Member
     You’d mentioned that the stock would be RRI parent company. And so, will the ticker symbol stay the same or would that be renamed?

Mark Jacobs - RRI Energy — President & CEO
     Well, somehow having a ticker symbol of RRI for GenOn Energy would — number one, it wouldn’t make sense. And number two, it wouldn’t be in the spirit of coming up with a new ticker symbol. So, we’re currently exploring alternative ticker symbols here. And again, I would expect that whatever new one we come up with will have something close to do with the letters in GenOn.

Unidentified Audience Member
     You mentioned that part of the commercial operations would remain in Atlanta. Can you expound more on that, what specific functions that represents?

Mark Jacobs - RRI Energy — President & CEO
     Sure. I can give you some information on that, but all of the answers — we haven’t developed all of the answers on that. One of the things that Mirant has done very successfully — and I talked about taking the best from each respective organization. They have a very successful proprietary trading business that they’ve had that has very consistently generated a nice level of earnings.
And one of the things that we want to make sure we do, again, as we put the two companies together is preserve that value and to the extent the addition of our fleet of assets gives us additional opportunities to expand those opportunities, we want to make sure we capitalize on that.
And so, that group of individuals that do the proprietary trading and some of the risk and support people at a minimum is going to stay based in Atlanta. And again, we’re going to work through as part of the integration team kind of what additional parts of commercial operations may stay in Atlanta versus what’s going to be in Houston.
And again, those are decisions — I would say that I’d put that in a bucket of things that we need to work out or will be working out over the next 60 days. And I should add on I would certainly expect us to have — continue to have an important base of commercial operations that’s in Houston.
So, I might take a — sorry, Robert. Go ahead.

Unidentified Audience Member
     You go ahead.

Mark Jacobs - RRI Energy — President & CEO
     No, no, I am quite certain that yours is going to be a better zinger than what I was going to pick.

Unidentified Audience Member
     So obviously, we’re marching towards close and that’s a priority, and then, you mentioned the integration. But for close, would we anticipate day one hit the ground running in some areas? What’s your philosophy or what you’ll be driving towards to see if we can — not necessarily the cost savings day one, but operationally, what would you see as critical for day one to hit the ground running?

Mark Jacobs - RRI Energy — President & CEO
     Great question, of course, here and that’s really the work we’re going to be doing over the next several months from an integration standpoint. My goal would be to get our two companies integrated as quickly as we can and if I look back at some of the things in the past that we might’ve done better than we did, it was buying something and not fully integrating it quickly. And so, we’re committed to doing that.
Now, there’s some things — and again, we have to operate as two standalone companies until the merger closes. So, some things you can’t — you can plan for. Here’s how we’re going to do it and I think a good example is IT systems. We run SAP, they run Oracle. We’re going to have to make a decision of which IT system is going to be our — the platform for GenOn so, we can make that decision. But then, actually migrating one operation onto one of the platforms is not something we’re going to be able to start until the merger closes.
So, that’s one thing I would expect, for instance, in that area our IT team to be working with their IT team to develop a plan for how could we best do that and put together a timeline for here are the steps it’s going to take to get us where we’ve integrated those operations.
Other areas are going to be easier to just do day one and as I said, some are going to take a little bit longer in the financial area. We’re going to have to have the capabilities until we get through the filing of the first 10-K from a combined company standpoint to manage that. So again, it’s going to be a little bit different by area. But that’s really what I’m looking for through the integration process for the teams that we’ll have working on this to develop, okay, here’s how we can do it. And but again, I kind of start from a notion of we want to get it done as quickly but prudently as we can.

Unidentified Audience Member
     Looking at the hedge construct of the two different companies, they’re a little different. And so, I don’t know if afterwards — if it’s too early to ask that, but any thoughts on where that would end up or any feedback from investors in that area?

Mark Jacobs - RRI Energy — President & CEO
     Bill, it’s not too early to ask anything. Now, whether it’s too early to answer or not may be a different equation. It’s a great question and one of the things — and for those that may or may not be aware, Mirant has had a much more significant forward hedging program than what RRI has engaged in. And so, when you look at their hedge profile, they’ve got I’d say a declining level of hedges but going out through 2014.
A lot of questions — and when I first started in this really thought about — is there a fundamental difference in how we thought about the business? And really, when you peel it back, we have both thought about hedging from a very similar standpoint, which is some level of hedging makes sense to assure certain financial outcomes. We’re in a commodity business. The inputs that we use to generate electricity are commodities. They move up and down.
We produce electricity. That’s a commodity. The price of that moves up and down. And so, that creates an earnings and cash flow picture that absent any hedges can have a whole lot of volatility on it. And that creates some challenges in making sure that we’re able to manage our finances in a way that are prudent, that make sense.
And so, we have applied this for us in a way where we’ve done a two-year, two- to three-year hedging program aimed at trying to assure free cash flow breakeven. And that’s all a fancy way of saying we want to make sure that the amount of cash we’re bringing in as a company is at least as much if not more than the amount that’s going out the door.
Mirant has applied that same philosophy that we have of doing some hedging to assure financial stability. They have a little bit more complex capital structure than we do. So by that, I mean they’ve got debt instruments at different legal entities. Some of those debt instruments have covenants that they need to meet and if they’re not able to meet them, there’s restrictions on being able to move cash out of those entities. And so, the picture — the equations they’ve gone through as they’ve thought about that is a little bit different from RRI and that’s led them to doing more hedging and for a longer period of time.
Now, when we put the combined company together, we’re going to have to develop what’s the appropriate hedging program for the combined company. But again, we’re going to start in the same place is what financial outcomes do we want to make sure that we have a high level of confidence we can deliver irrespective of the external environment.
Most of the Mirant debt is going to come over and be part of the capital structure of GenOn. And so, my expectation is that the hedging — the way we’re going to do hedging prospectively is going to look probably more like what Mirant has today than it will look like what RRI is doing today. But again, that’s something we’re going to continue to evaluate and the specifics of how we do that we’re going to have to figure out as part of the integration.
I think importantly it doesn’t have any change, just to be clear, for how we think about hedging today. And so, one of the things that we’ve got hedges on for 2010, 2011, we’ve discussed that we’re going to be looking at one of our priorities for 2010 here is to look at putting on some hedges for 2012. We’re going to continue to do that. And when we find the right opportunity, we’re going to execute against that.

So, that isn’t going to change anything that we’re doing today, the way we’re operating the business. But again, forward looking, again, my expectation is we integrate kind of where we’re going to end up from a hedging standpoint is that we’re going to end up as a combined company doing more than what we do today.

Unidentified Audience Member
     I had to ask one question. In reference to the comments about the IT systems, I just wanted to make an observation that we’ve invested a lot of time and effort into leveraging those systems to reduce the headcount that we need to do a lot of our work. So, I hope that that’s a factor that’s considered in the choices that we make. So, that’s all I wanted to say.

Mark Jacobs - RRI Energy — President & CEO
     Yes, no, let me — look, let me just echo that thought. And that goes right to the comment I made earlier is I don’t — honestly, I don’t care whether something comes from the RRI side or the Mirant side. We’re going to look for the best. I will tell you is we’ve looked at the IT numbers. Our IT spending is meaningfully less than Mirant’s. I can’t tell you exactly why and I think that’s going to be for the respective teams to get in there and really understand why. I can’t tell you I understand fully why.
But again, at the end of the day, we’re going to go with the most efficient and effective platform that either company has. And again, I can’t sit up here and tell you today that we’ve got enough information to make that decision. I think your points are very well taken is that we have done I think a very good job with the IT systems and the efficiency and effectiveness in driving that. And again, we’re going to look at all of those factors when we make a decision of kind of where are we going to ultimately land in terms of the IT systems.
And again, to be clear, we’re going to find other areas as we go through this that the Mirant team has a better, more efficient operating practice. And that’s — as I said, that’s where we’re going to want to use as the base in that instance.

Unidentified Audience Member
     Hi, Mark. You mentioned who’s going to be on the integration team, but when will it kick off? And when will the departments know who’s involved and how to help?

Mark Jacobs - RRI Energy — President & CEO
     Donna, we’re going to have — actually, this Friday, we’re going to have our first integration team meeting with the full integration team. And we’ll be — one of the things that we’re going to be taking up at that meeting is laying out a — developing a timetable and schedule and milestones and that. So I don’t have an answer to the second part of your question.
But again, the first part is we are starting on this right away. And again, really to follow on to Robert’s point, my goal is for us to be in a position so that the moment the merger closes we know exactly in each area of the company exactly what the plan is and how we’re going to execute it. And we’re ready to go.

Unidentified Audience Member
     Mark, two questions for you — one from a friend, the other from a friend of a friend.

Mark Jacobs - RRI Energy — President & CEO
     These are always the dangerous ones.

Unidentified Audience Member
     The $150 million, can you provide some color around how that was derived? And the second question is — we were transitioned into a new operating model and how the merger might affect the operating model change.

Mark Jacobs - RRI Energy — President & CEO
     Yes, Mike, we did a fair bit of work as we evaluated the transaction. Our team that was led by Rogers Herndon and the Mirant — and his counterpart at Mirant did a lot of work in looking at our corporate support and G&A costs. And one of the things you find when you go through that is companies invariably bucket things differently. So, we had to go through and exercise to get the data and the processes in an apples-to-apples function.
And then we did that. In many cases, we involved the leaders of those areas to have conversations around if we were going to put the two companies together. And again, from our standpoint, one of the ways I think about it, we just start with our base and we added in 11 plants. What would we need to support an additional 11 power plants is a way to think about it.
But I think that’s a way to think about the tremendous scale efficiencies. The reality is we’ve got a group of corporate support and G&A folks that if we added one more plant we probably don’t need to add hardly anybody, two, maybe a few people. And I think that’s the way you think about it. As I said, that’s the real kind of — what makes the economics of the transaction go is just the efficiencies from having more assets that you can support in the corporate support and G&A functions.
So again, we’ve done a fair bit of work. I will tell you it’s not down to a — each and every function exactly how it is. But it’s been built up on a basis of really trying to look at here’s what we spend in IT. Here’s what Mirant spends in IT. The combined number is X and with some reasonable judgment around that, we think that GenOn ought to be at Y, and that’s how that number was derived.
And your second question, Mike, was on the operating model. And again, this is an area where I’d come back to really taking the best practice, operating practice, from each company. I think one of the things — the work that Dave Freysinger and our plant operations team has done about developing differentiated operating models in each of our plants, I think that’s some very, very good and very distinctive work. And I think that’s a practice that I haven’t — see, I think we’re a little further ahead of the curve in that part of the business than Mirant is.
And so, I think a part of what Dave as he puts together his team to lead plant operations is going to think about is how do we take some of those concepts that I think are really value added ways to do that. How do we apply that to the Mirant side of the equation?

Unidentified Audience Member
     Mark, obviously, the market should see the transaction well on Monday. Based on that, do you expect there to be additional combinations like this one? I mean, do you expect this kind of a deal to be very once in awhile? Or do you expect there to be a wave of these?

Mark Jacobs - RRI Energy — President & CEO
     Yes, Chris, it’s a great question. I don’t know the answer to it. If you read the reports on the industry, people have been expecting consolidation for a long time. Very interestingly, when you go look at the history of M&A, there’s a lot more failed deals in our sector than deals that have gotten done. And there’s been a number of hostile deals, which have not been successful. In fact, many of you may know that Mirant actually made a hostile offer for NRG back in May of 2006. And most recently, Exelon made an offer to acquire NRG as well.
I think what’s challenging here — and I’ll come back to the way in which the deal got done. I think this is a — to me, this is the right blueprint to do a deal. We didn’t go out and pay a big premium. Normally in a transaction, you have one company that pays the other company a big premium. And so, the selling company, they get — their shareholders get value right out of the chute. And then the acquiring company tries to earn that premium back, if you will, by getting synergies over time.
And the beauty of this one is neither of us paid a premium. And so, the efficiency — our ability to leverage and scale the platform through the combination, all of that benefit is going to go to the shareholders. And I think that’s what you saw in the reaction in the market tomorrow.

But as I mentioned upfront, these are really challenging and difficult deals to put together. It’s easy if you’re going to buy somebody because then you get to make all the decisions. You get to say — we’re going to do it this way and we’re going to do it that way because we’ve agreed on the price. And I’m the buyer and that’s the way it’s going to be.
In a deal like this where nobody was the buyer — I come back to this is a marriage — there were a lot of discussions and conversations that I had to have with Ed, that our team had to have with their counterparts to get aligned on how are we going to put a leadership team together. Where are the headquarters going to be? What’s the name of the Company going to be? How are we going to hedge? How are we going to do capital investment going forward? We got to get lined up on all that stuff because, if we don’t and we go into a combination and we’re on totally different pages, then we’re setting ourselves up for chaos.
And so, that’s why these things, as I said, I think you haven’t seen more of these deals because there’s — invariably, when you go through that, there’s obstacles that get in the way. It’s very easy to just say, hey, this is too hard. Let me throw in the towel. But I would say early on in the discussions I had with Ed, we recognized that there was a significant value proposition for our shareholders. We recognized that for both companies this was a significant step forward. It was the right thing to do. And we made a commitment that we were going to figure out how to get a deal structured that worked for both of us.
But it is nice to have a — as I said, I — as many of you know, I used to work on merger and acquisition transactions. I don’t think I’ve ever seen another deal on the day of announcement with both stocks up as much as we had yesterday. Now, you have to take some of that with a grain of salt because of the depressed equity values in our sector. The percentages are big percentages. But again, to see both stocks strongly up on the announcement to me is a very good validation from the financial markets that this is the type of transaction they’d like to see.
Many of you remember the other — we’ve had a dearth of M&A activity. Many of you may remember earlier this year that First Energy announced that they were going to acquire Allegheny at a significant premium. And their — First Energy’s stock has come under a lot of pressure since then. I think they’re down 5% or 10% since the announcement of that deal. And again, this to me is a — at least for us, this is a better blueprint for how to put a combination, a transaction like this together.

Unidentified Audience Member
     Mark, you did say that within 60 days we should know what our new role may be within the new company. Does that imply that we’d know whether or not we would be or won’t be a part of the new company? And in addition to that, what kind of impact do you think carbon emissions may have?

Mark Jacobs - RRI Energy — President & CEO
     I’m sorry. What type of — ?

Unidentified Audience Member
     What type of impact do you think the carbon emissions program will have on the new company? And I don’t know if you heard my first question concerning the —

Mark Jacobs - RRI Energy — President & CEO
     I did.

Unidentified Audience Member
     Okay.

Mark Jacobs - RRI Energy — President & CEO
     I did. Yes, look, just let me just repeat. Our goal is in the next 60 days to provide the clarity and again acknowledge that — you make an announcement like this, it generates a tremendous amount of uncertainty in people’s mind. Ed as we speak is having a similar meeting with the Mirant team in Atlanta. I can guarantee you there’s far more uncertainty in Atlanta because of the headquarters being in Houston. But that doesn’t mean that there’s not uncertainty here among folks and I recognize and acknowledge that.
Again, our goal is to work through that quickly so that in 60 days each individual will know how this transaction is going to impact them, whether they’re going to have a role going forward, and if so, what that role’s going to look like, who the supervisor of that area is going to be. And again, that’s what we’re going to work through. And again, that in my view is still going to be well in advance of when [the] transaction would close.
And the second part of the question on carbon — the answer is it isn’t — we’re very similar to Mirant. Again, I shared the portfolios. We look very similar. So fundamentally, we’re still going to be a company that generates a significant amount of our earnings in cash flow from coal-fire generation.
I will tell you both of us very deeply believe that coal is absolutely critical and is going to play a very significant role in helping our country meet its future electricity needs for a long period of time. And there’s no question that over time we’re going to see increased environmental regulations. And we’re going to be investing dollars to reduce our environmental footprint. But I don’t have any question that coal is going to continue to play a very important role going forward.
Other questions? Okay. Well, let me thank you for your time of being here today. Before we all break, I did want to remind you that we’re going to have another session on Thursday. We’re going to do it the same that we’ve done this. So, we’ll be meeting here in Houston and we’ll have a webcast for those that are not in Houston. And I’m really pleased that Ed Muller is going to be here as well as several of the folks on the Mirant team who will have a role in GenOn going forward.
I tell you one of the things I was really impressed is he asked me if he could come over. And I said, well, of course you can come over. But he — obviously, he’s in Atlanta today. He and I were both in New York yesterday meeting with investors and research analysts and the media. He’s back in Atlanta today to meet with his folks but wanted to make sure that before the week got out on this transaction that he had an opportunity to come over and meet with the troops here and share with you his perspectives.
I think you’re going to find a terrific individual. He has the same values and has built Mirant on a lot of the same principles, as I said, that we’ve built RRI. You’re going to find somebody who is deeply caring, who is very knowledgeable about the power business and I think is going to be a great leader for us for GenOn. And again, on a personal standpoint, I am really looking forward to working hand in hand with him for the next couple years.
So, thank you for being here today. Again, we’ll reconvene 2.00 Central time on Thursday for that meeting and would love to have a great show as well. I would make one more request, too, that if you — to the extent you have questions that you would like Ed to answer, please send those in.
I think in the communication that came out from RRI Communications, there was an opportunity kind of respond back to those. But if you could put any questions in there for Ed — and again, he isn’t going to be an expert on our — what’s going to happen to this plan here or that, but I think really more kind of questions you might have about how things are at Mirant or his philosophies and opportunities. These I think would all be fair game for him.
So again, thank you much — very much for being here today and we’re adjourned.

Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approvalnor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the

SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.